Exhibit (a)(5)(J)

NEWS RELEASE

August 22, 2011

NCR completes tender offer for outstanding shares of Radiant Systems

Acquisition expected to close Wednesday, August 24

Duluth, Ga. – NCR Corporation (NYSE: NCR) today announced the successful completion of the cash tender offer through its wholly owned subsidiary, Ranger Acquisition Corporation (“Purchaser”), for all of the outstanding shares of common stock of Radiant Systems, Inc. (NASDAQ: RADS) for $28.00 per share, net to the seller in cash, without interest and less applicable withholding taxes. The tender offer and withdrawal rights expired at midnight, New York City time, on August 19, 2011.

NCR has been advised by BNY Mellon Shareowner Services, the depositary for the tender offer, that a total of approximately 35,859,237 shares of Radiant common stock (including approximately 2,115,733 shares subject to guarantees of delivery) were validly tendered and not validly withdrawn as of the expiration time, representing approximately 87 percent of all outstanding shares of common stock of Radiant. All shares that were validly tendered and not validly withdrawn have been accepted for payment. Purchaser will promptly pay for such shares, at the offer price of $28.00 per share, net to the seller in cash, without interest and less applicable withholding taxes.

NCR also announced that it intends to exercise its option, under the terms of the merger agreement, to purchase directly from Radiant an aggregate number of additional shares of Radiant common stock that will result in NCR owning one share more than 90 percent of the outstanding shares of Radiant. NCR expects to effect a “short-form” merger under Georgia law and complete the acquisition of Radiant on August 24, 2011.

Under the merger agreement, at the effective time of the merger, each Radiant share then outstanding (other than any shares in respect of which dissenters’ rights are validly exercised and any shares held by NCR or Radiant or any wholly owned subsidiary of Radiant) will be converted into the right to receive the same offer price of $28.00 per share (in cash, net to the holder, without interest and less applicable withholding taxes) that was paid in the tender offer. Following the merger, Radiant will become a wholly owned subsidiary of NCR, and Radiant’s common stock will cease to be traded on the NASDAQ Global Select Market.

Forward-looking Statements

This press release contains “forward-looking statements” related to the acquisition of Radiant by NCR that are not historical facts. NCR has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties related to the acquisition of Radiant by NCR that could cause results to differ from expectations include: uncertainties as to the timing of the merger and the risk of shareholder litigation, including the disposition of currently pending litigation, in connection with the merger. NCR undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.

About NCR Corporation

NCR Corporation (NYSE: NCR) is a global technology company leading how the world connects, interacts and transacts with business. NCR’s assisted- and self-service solutions and comprehensive support services address the needs of retail, financial, travel, healthcare, hospitality, entertainment, gaming, public sector, telecom carrier and equipment organizations in more than 100 countries. NCR (www.ncr.com) is headquartered in Duluth, Georgia.

NCR is a trademark of NCR Corporation in the United States and other countries.

Contacts:

NCR Media Relations

Richard Maton, 770-623-7874

richard.maton@ncr.com

NCR Media Relations

Cameron Smith, 770-623-7998

cameron.smith@ncr.com

NCR Investor Relations

Gavin Bell, 212-589-8468

gavin.bell@ncr.com

Radiant Systems Media and Investor Relations

Karen Leytze, 770-576-6811

Karen.leytze@RadiantSystems.com